CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION

OF

SMARTVIDEO TECHNOLOGIES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is: SmartVideo Technologies, Inc.

2. The Certificate of Incorporation, as amended, of the Corporation is hereby further amended by striking out Paragraph 4.1 of Article IV thereof, and by substituting in lieu thereof, the following new Paragraph 4.1:

The Corporation is authorized to issue an aggregate of Two Hundred Million (200,000,000) shares of capital stock (the “Authorized Shares”), with each share having a par value of $0.001. The capital stock consists of two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock that the Corporation shall have the authority to issue is One Hundred Fifty Million (150,000,000). The total number of shares of Preferred Stock that the Corporation shall have the authority to issue is Fifty Million (50,000,000).

3. The Amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on February 24, 2006.

/s/ Richard E. Bennett,Jr.
Name: Richard E. Bennett, Jr.
Title: President